Filed by Marshall & Ilsley Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Richfield State Agency, Inc.

Immediately

M.A. Hatfield (414) 765-7809

MARSHALL & ILSLEY CORPORATION TO ACQUIRE
RICHFIELD STATE AGENCY, INC.

Milwaukee, Wisconsin - November 19, 2001 -- Marshall & Ilsley Corporation (NYSE: MI; M&I) today announced it has signed a Definitive Agreement to acquire Richfield State Agency, Inc., of Richfield, Minn., the privately held holding company for Richfield Bank & Trust Co. The table below describes the terms of the transaction.

Richfield Bank & Trust Co. has $695 million in assets and has seven branches throughout the Metropolitan Minneapolis area, including Richfield, Minneapolis, St. Paul, Bloomington, Burnsville, Edina and Chanhassen.

"The acquisition of Richfield Bank & Trust Co. will strengthen our presence in the Minneapolis banking market," said James B. Wigdale, chairman and chief executive officer, Marshall & Ilsley Corporation. "We look forward to welcoming Richfield Bank & Trust's employees and customers to the M&I organization."

"As part of M&I, our customers will have access to a more varied offering of financial products and services, while still receiving the high level of customer service they have come to expect," said Steven Kirchner, president, Richfield State Agency, Inc. "In addition, the cultures of the two organizations are very similar and will blend very well. Because of this, I foresee a seamless transition for both our employees and customers."

The transaction is expected to close in the second quarter of 2002, subject to regulatory approvals, and is expected to be accretive to earnings in 2002.

M&I's presence in the Minneapolis market currently includes banking offices in Minneapolis and Edina, in addition to a loan production office, leasing office and commercial real estate offices. M&I's Home Equity division is also located in Minneapolis.

Marshall & Ilsley Corporation is a diversified financial services corporation headquartered in Milwaukee, Wis. with $27.3 billion in assets. Founded in 1847, M&I Marshall & Ilsley Bank has the largest banking presence in Wisconsin with 215 offices throughout the state. In addition, M&I has 25 locations throughout Arizona and offices in Minneapolis, Minn.; Las Vegas, Nev.; and Naples, Fla. M&I also provides trust and investment management, equipment leasing, mortgage banking, financial planning, investments, insurance services and data processing from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com). M&I's customer-based approach, internal growth and strategic acquisitions have made M&I a nationally recognized leader in the financial services industry.

Richfield State Agency, Inc. is a privately held, diversified holding company for Richfield Bank & Trust Co. and other real estate holdings. With seven locations, Richfield Bank & Trust Co., founded in 1947 by William G. Kirchner and Selmer (Jerry) Jerbak, provides banking and trust services for the metropolitan Minneapolis area.

This press release does not constitute an offer of any securities for sale. Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction described in this press release when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by M&I. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by M&I at the Commission's website at http:\\www.sec.gov or from M&I.

This document contains or may contain forward-looking statements about M&I, Richfield State Agency, Inc. and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of M&I, Richfield State Agency, Inc. and the combined company, including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions.

These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment activity, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which M&I and Richfield State Agency, Inc. do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which M&I and Richfield State Agency, Inc. are engaged; (6) changes in the securities markets; and (7) the economic impact of the terrorist attacks on September 11 and similar or related events. Further information on other factors which could affect the financial results of M&I and Richfield State Agency, Inc. after the merger are included in M&I's filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http:\\www.sec.gov or from M&I.

Marshall & Ilsley Corporation's Acquisition of Richfield State Agency, Inc.

Transaction Data

Purchase Price Consideration	$150M for Richfield Bank & Trust Co. Cash, not to exceed $20M, remainder in M&I stock.

September 30, 2001
	M&I		Richfield Bank & Trust Co.
Assets Loans Deposits Equity Multiples: Book Value Last Twelve Months Earning Premium to Deposits Minneapolis Market: Loans Deposits Branches Assets under Management Employees	$27.3 $19.0 $16.7 $ 2.6 $ 1.4 $600 2 $580 234	B B B B B M M FTE	$695 $465 $545 $61.6 2.44 11.1 16.2 $465 $545 7 $335 260	M M M M x x % M M M FTE

Expected closing date Expected cost savings			Second Quarter, 2002 25%

###